Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2007

	Three Months Ended
	December 31
	2007	2006
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$121,599	$133,207
Add:
Portion of rents representative of the interest factor	1,725	1,430
Interest on debt & amortization of debt expense	36,817	39,532

Income as adjusted	$160,141	$174,169

Fixed charges:
Interest on debt & amortization of debt expense (1)	$36,817	$39,532
Capitalized interest (2)	612	645
Rents	5,176	4,291
Portion of rents representative of the interest factor (3)	1,725	1,430

Fixed charges (1)+(2)+(3)	$39,154	$41,607

Ratio of earnings to fixed charges	4.09	4.19